Exhibit 99.3

ANNUAL GENERAL MEETING: RESOLUTIONS AND BOARD COMMITTEES

Copies of the resolutions passed by way of non-routine business at the Annual General Meeting held on 13 December 2002 have been submitted for publication through the Document Viewing Facility of the UKLA Listing Authority in accordance with paragraph 9.31 of the Listing Rules.

Following Richard Ireland’s retirement as Chairman at the close of the Annual General Meeting and John Whybrow’s succession as Chairman the composition of the following board committees is now as follows:

Nominations Committee:	J W Whybrow (Chairman)
R M Walker and C A Banks

Audit Committee:	J I K Murray (Chairman)
J M Allan and J W Whybrow

Treasury Committee:	J W Whybrow (Chairman)
C A Banks, J I K Murray
S P Webster and M J R Verrier

END